SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                              FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                 Commission File Number  001-09189

                 COMPUTER MANAGEMENT SCIENCES, INC.


       (Exact name of registrant as specified in its charter)
     8133 Baymeadows Way, Jacksonville, FL 32256 (904) 737-8955


      (Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

               COMMON STOCK, PAR VALUE $0.01 PER SHARE


        (Title of each class of securities covered by this Form)

                               None


      (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)     [X]     Rule 12h-3(b)(1)(i)   [X]
Rule 12g-4(a)(1)(ii)    [ ]     Rule 12h-3(b)(1)(ii)  [ ]
Rule 12g-4(a)(2)(i)	[ ]     Rule 12h-3(b)(2)(i)   [ ]
Rule 12g-4(a)(2)(ii)	[ ]     Rule 12h-3(b)(2)(ii)	[ ]
                                Rule 15d-6            [ ]

Approximate number of holders of record as of the certification or notice date:

	     One
 ____________________________

Pursuant to the requirements of the Securities Exchange Act of 1934, Computer Management Sciences, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  3/23/99	BY:  /s/ Steven M. Woghin
       -------         --------------------
                       Name:  Steven M. Woghin
                       Title:  Vice President, Secretary and Treasurer